Bit Origin Ltd

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

September 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C., 20549

Attn:	Irene Paik, Justin Dobbie

Re:	Bit Origin Ltd
Registration Statement on Form F-3 (File No. 333-281518) Request for Acceleration of Effectiveness

Dear Ms. Paik:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bit Origin Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on September 18, 2024, or as soon thereafter as practicable.

Very truly yours,

Bit Origin Ltd

By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, Chairman of the Board and Director